Exhibit 8.7

EnergyOne Technologies Signs Letter of Intent to Build Two - .5 Megawatt Solar Stations

LEXINGTON, Ky.--(BUSINESS WIRE) - EnergyOne Technologies, Inc., a renewable energy developer, signed a Letter of Intent with a private party to build two - .5 megawatt solar stations in Hemet, California. EnergyOne plans to use it’s newly patented Photovoltaic-Capacitive Battery Storage™ (PCBS) solar panels on Phase 2. The PCBS panels integrate a thin film solar cell with a thin film ultra-capacitor and a thin film Nickel Zinc storage battery all in a single multi-layered unit. Each station will generate 3 MW of energy per day and have the capability to store the system’s daily output inside the panels. This will allow access to solar energy for night time use or on cloudy days. The solar output, enough to power over 4,500, homes will be sold to various third parties under long term power contracts. EnergyOne plans to install up to 5MW of Nickel Zinc-battery energy storage systems that can be charged with power from the grid at night and sold back to the utility during peak demand hours. EnergyOne will own, build, and operate the solar stations. EnergyOne President, Michael Jones, said “This project will allow EnergyOne to demonstrate the ability of our new PCBS solar panels to store and firm up the solar output, and regulate voltage output across each panel”.

EnergyOne estimates the cost of the solar stations and energy storage units to be approximately $7.5 million. EnergyOne projects it could start construction by fall of 2011. Shorebreak Energy Developers, LLC will provide engineering, construction and power contract services for the project. VS Technology, Inc. will perform energy storage and battery management system oversight. A megawatt is enough power for about 800 U.S. homes, according to the Energy Information Administration.

About All State Properties Holdings, Inc.

All State Properties Holdings, Inc. (OTCQB: ATPT) is a publicly traded company whose primary objective is to seek out and develop opportunities in the energy sector. It focuses on the acquisition, exploration, and development of mineral reserves through asset purchases or company transactions, and on developing opportunities in the Green/Renewable Energy Sector. The company is based in Lexington, Kentucky.

All State Properties Holdings believes it is well prepared to succeed in both its geographic and strategic focus areas based on the new ideas and extensive experience of its management team. One of our most important responsibilities is to communicate with shareholders in an open and direct manner. Comments are based on current management expectations, and are considered "forward-looking statements," generally preceded by words such as "plans," "expects," "believes," "anticipates," or "intends." We cannot promise future returns. Our statements reflect our best judgment at the time they are issued, and we disclaim any obligation to update or alter forward-looking statements as the result of new information or future events. All State Properties Holdings, Inc. urges investors to review the risks and uncertainties contained within its filings with the Securities and Exchange Commission. For further company information, please visit www.energyonetech.com.